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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                     SEC File Number   0-18976
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                                                     CUSIP Number    151186103
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(Check One):
[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

    For Period Ended:  September 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:
                                     -----------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                         CELTRIX PHARMACEUTICALS, INC.
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Full Name of Registrant

                                      N/A
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Former Name if Applicable

                            3055 PATRICK HENRY DRIVE
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Address of Principal Executive Office (Street and Number)

                           SANTA CLARA, CA 95054-1815
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

          On September 18, 1998, Registrant announced that it would implement a restructuring program that eliminated manufacturing and included a reduction in workforce of up to 90% (the "Rif") and a reduction in Registrant's cash burn rate. Registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 because it is finalizing cost recognition in connection with the Rif for its September 30, 1998 financial statements.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Donald D. Huffman                 (408)           988-2500
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                           (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Due to restructuring charges incurred in the quarter ended September 30, 1998, Registrant expects that it will report a significant loss for the quarter ended September 30, 1998 compared to the quarter ended September 30, 1997.The actual amount of this loss is estimated to be $8.6 million for the three month period ended September 30, 1998, which includes a significant restructuring charge.

                         CELTRIX PHARMACEUTICALS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 16, 1998              By /s/ Donald D. Huffman
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                                         Donald D. Huffman
                                         Vice President, Finance and
                                         Administration, Chief Financial
                                         Officer and Assistant Secretary
                                         (Principal Financial and
                                         Accounting Officer)